Exhibit 99.3

D. Medical Industries Ltd.

Consent

The undersigned, Frost & Sullivan Ltd., consents to the use of the following information by D. Medical Industries Ltd. in its registration statement on Form F-1, and the prospectus forming a part thereof:

1. “The following table sets forth the 2008 market share of insulin delivery devices in Europe (according to Frost & Sullivan’s European Insulin Delivery Devices Market Outlook. April 2009) based on percent of revenues from sales by delivery device:

Type of Insulin Delivery Device	Europe
Non-Insulin Pump Delivery Devices	73.7%
Insulin Pumps	26.7	%”

2. “Frost & Sullivan’s 2006” Diabetes Drug Delivery Methods – Market and Technologies” indicates that, as of 2005, Medtronic held 62.5% of the European insulin pumps* market and Disetronic Medical Systems AG, a division of Roche held 28.2% of the European market.”

Date: May 10, 2010

Frost & Sullivan
By:	Frost & Sullivan
Title:	Director Israel